Exhibit 99.1

LATAM AIRLINES GROUP REPORTS SECOND QUARTER RESULTS AND ADVANCES IN CHAPTER 11 PROCESS

Santiago, Chile, August 18, 2020 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the second quarter ending June 30, 2020. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.37 per USD.

Highlights

●	Total revenues in the second quarter of 2020 amounted to US$571.9 million, a decrease of 75.9% from the same period 2019. This decrease was driven by a 93.9% decrease in passenger revenues explained by a 93.7% decrease in capacity (measured in available seat kilometer (ASK)). Passenger revenues decline was partially offset by a 18.4% increase in cargo revenues as freighter operations increased by 28.0% responding to robust demand for cargo services during the pandemic, and an increase in other revenues of 60.7%, mainly due to the recognition of the proceeds received from Delta as part of the Framework Agreement signed in 2019.

●	Total operating expenses decreased 45.6% during the second quarter to US$1,266.7 million, reflecting lower passenger operations due to the pandemic and the efforts LATAM has made to reduce its fixed costs. This includes voluntary salary reductions of 50% by the employees of all the affiliate airlines during the second quarter, as well as early retirements, unpaid leaves and layoffs.

●	As a result, operating loss amounted to US$694.8 million in the second quarter of 2020, while net result amounted to a US$890.0 million loss.

●	On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization laws. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to transform its business to the new reality.

●	On June 17, 2020, LATAM Airlines Argentina announced that it had ceased its operations indefinitely due to current local industry conditions, exacerbated by the COVID-19 pandemic, which had left the sustainability of the operation unviable. LATAM Airlines Group and its other affiliates will continue to operate to and from Argentina, connecting passengers and cargo with destinations throughout South America and the world.

●	On July 9, 2020, LATAM Airlines Brazil filed and became an additional debtor under the Chapter 11 protection of LATAM Airlines Group and its affiliates. This decision was a natural step in light of the continuing COVID-19 pandemic and enables LATAM Airlines Brazil access to the proposed DIP financing.

●	After the filing of the Chapter 11, Standard & Poor’s and Fitch Ratings lowered the long term international rating of the company to D from BB-, furthermore, Moody’s also lowered it’s rating to Ca from Ba3. Later, Standard & Poor’s and Moody’s withdrew coverage of LATAM, on August 17 and May 27, 2020, respectively.

●	The Company started the quarter operating 3,3% of the previous year’s capacity, as measured in ASK, averaging 6.3% of ASKs during the quarter and rising to 9.2% in July. This is mainly driven by the border closures and the travel restrictions within Latin-American countries and from Latin-American countries to the US and the European Union which have been extended more than what was originally forecasted.

●	Cargo revenues increased by 18.4% in the quarter, reaching US$318.7 million, despite the strong cargo capacity decline, driven by reduced belly capacity. Cargo capacity and traffic decreased 39.6% and 15.7% respectively, resulting in a 22.1 p.p. increase of the cargo load factor. Cargo yield grew 40.4% year-over-year. As a result, revenues per ATK increased by 96.0% in comparison to the same quarter of the previous year. Freighter ATKs increased by 28.0% this quarter due to utilization improvement. Passenger adapted cargo flights represented 29.6% of the ATKs and allowed the transport of 43,000 tons. This included 72 charter flights to support the Covid-19 pandemic.

●	On June 16, LATAM Airlines Brazil and Azul Brazilian Airlines announced a codeshare agreement to connect routes in their respective domestic networks in Brazil. The two carriers also signed a frequent flyer agreement, enabling 12 million TudoAzul and 37 million LATAM Pass members to earn points in the frequent flyer program of their choice. The codeshare agreement will provide customers in Brazil with a vast array of new and more convenient domestic connection opportunities. To date, 35 routes have been published under the code share that are being implemented gradually.

MANAGEMENT COMMENTS ON THE SECOND QUARTER 2020

Since filing for Chapter 11 on May 26, 2020, LATAM Airlines Group and its affiliates have continued operating where the conditions of travel restrictions and demand permit. Travel restrictions have been gradually lifted by certain authorities, permitting certain operations to restart across the region. During the quarter, LATAM Airlines Group and its affiliates operated with limited capacity domestically and internationally, primarily from Chile and Brazil. On June 15th, LATAM Airlines Ecuador was authorized to restart its domestic operations, while on July 15th, LATAM Airlines Peru also resumed domestic flights. It is expected that LATAM Airlines Colombia will restart its domestic operations in September and that international travel restrictions for Argentina, Colombia and Peru will be gradually lifted in the months to come.

Travel demand, however, continues to be severely depressed, and there is no certainty regarding when demand will recover.

LATAM expects to exit the Chapter 11 process with a significant decrease in its fleet size. In order to right-size its fleet, the group has rejected to date 23 aircrafts’ leasing contracts and is in the process of rejecting 9 more out of the 340 aircrafts that were part of its fleet at the commencement of this process. To that end, the group is in active discussions with its financial and operating lessors regarding interim and long-term solutions. The group has been advancing on a payment-by-hour plan for the fleet, both under operating and financial leasing, which had been widely and gradually accepted since the beginning of June.

Furthermore, and in line with the efforts to preserve liquidity, LATAM Airlines Group and its affiliates proposed their respective employees a voluntary salary reduction of 25% for executives and 20% generally for July, August and September, which was accepted by approximately 95% of the group’s total employees. Notwithstanding the foregoing, during the quarter, headcount for the group decreased by 5,500 employees since the end of March 2020, ending the quarter with 37,053 employees. As of today, August 18, LATAM Airlines Group total headcount reaches 29,957 employees, which amounts to a total reduction of 7,096 employees since the end of the second quarter.

One of the important milestones of this process is securing the necessary financing to continue operating while the group restructures its capital structure, together with creditors and other relevant stakeholders. As of this date, LATAM has secured a commitment for US$2.2 bn of Debtor in Possession, DIP Financing, consisting of a three-tranche structure:

(i) Tranche A: Seeks to raise up to US$1.3 bn. It is the senior-most tranche within the DIP and targets financial institutions, which will receive the payment for their investment (plus accrued interest) at the time of the Chapter 11 exit. Currently, Oaktree Capital Management LLC and its subsidiaries have agreed to subscribe the entire Tranche A.

(ii) Tranche B: Seeks to raise up to US$750 million. It has lower seniority than Tranche A but higher than Tranche C. This tranche targets the financing that governments can commit, either directly or indirectly. Like the investors in Tranche A, they will receive the payment for their investment (plus accrued interest) at the time of the Chapter 11 exit. Currently, there is no commitment from any government for this tranche.

(iii) Tranche C: Seeks to raise up to US$1.15 bn. It is the most junior of the three tranches and is being offered to current shareholders of LATAM. Shareholders or their affiliates extending new financing in this tranche (“Tranche C Lenders”) will be repaid (plus accrued interest) at the company’s option upon its exit from Chapter 11 in free cash at a certain rate or in locked-in cash at a higher rate which is required for immediate, mandatory subscription of shares in the reorganized company, provided, further, that in the event that the company elects to require such mandatory subscription, the Tranche C Lenders will be subject to a 15-month minimum hold period. Currently, Costa Verde, Qatar Airways (represented by QA Investments Limited and QA Investments Limited 2), and Eblen Group (represented by Louzy S.A.) have committed for US$0.9 bn of this tranche, which can be upsized by US$0.25 bn to US$ 1.15 bn.

As of the time of publication, Court approval for the mentioned Debtor in Possession Financing remains pending.

LATAM is simultaneously focused on crafting its reorganization plan, which will create the roadmap for the group’s exit from the process

In this context, the group is fully focused on overcoming this crisis and restructuring the group in order to thrive in a post-COVID world, making LATAM a more agile, resilient and sustainable group of airlines in the long term.

management discussion and analysis of SECOND Quarter 2020 Results

Total revenues in the second quarter 2020 totaled US$571.9 million, compared to US$2,370.0 million in second quarter 2019. The 75.9% decline was composed by a 93.9% decrease in passenger revenues, offset by a 18.4% increase in cargo revenues and a 60.7% increase in other revenues. Passenger and cargo revenues accounted for 21.5% and 55.7% of the total operating revenue of the quarter, respectively.

Passenger revenues decreased 93.9% during the quarter as a result of a 96.1% decrease in traffic (measured in RPK), which resulted from a reduction of 96.2% in the total number of passengers carried. Yield during the quarter rose by 56.3%, while load factor reached 51.6%, representing a decline of 31.7 p.p. compared with the same quarter last year. As a result, revenues per ASK (RASK) declined 3.2%. The decline in passenger revenues is the result of the quarantines, travel restrictions and less willingness to travel from individuals.

Cargo revenues increased by 18.4% in the quarter, reaching US$318.7 million, mainly driven by the change of the competitive environment due to the COVID-19 crisis and the contribution of our 11 freighters, which have increased their utilization adding more frequencies and destinations, in addition to cargo flights made by passenger aircraft. During the quarter, LATAM’s cargo affiliates operated more special cargo flights, including the first flights to China.

Other revenues totaled US$130.2 million in the second quarter of 2020, an increase of US$49.2 million compared to the same period of last year. This year-over-year increase is mainly due to the recognition of the Transition Support Payments received from Delta as part of the Framework Agreement signed in 2019 and partially offset by lower revenues related to LATAM Travel services due to the COVID-19 pandemic and fewer aircraft under sublease with third parties.

Total operating expenses in the second quarter amounted to US$1,266.7 million, a 45.6% reduction compared to the same period of 2019 mainly due to the 93.7% reduction in total passenger capacity. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 59.7%, explained by the voluntary salary reduction of 50% agreed by more than 90% of the employees which resulted in savings of US$95.0 million, along with a general depreciation of the local currencies in the region and with a 2.7% decline in the average headcount during the quarter as compared with the previous year.
●	Fuel costs declined 89.3%, as a result of a 93.7% reduction in total passenger capacity and a subsequent decline in 77.9% of total gallons consumed, along with a decline of 49.7% of the fuel price (excluding hedge) during the quarter as compared with the same period last year. This was partially offset by a 28.0% year over year increase in freighter capacity.
●	Commissions to agents decreased 88.8% compared with the second quarter last year, in line with a decrease of passenger traffic.
●	Depreciation and amortization decreased by 12.8% due to a decrease in maintenance depreciation derived from a lower level of operations.
●	Other rental and landing fees decreased by 62.6%, mainly due to a decrease in aeronautical rates and ground handling operations derived from the reduction of the operation during this period.
●	Passenger service expenses decreased by 72.0% explained by a 96.2% decrease in the number of passengers carried partially offset by a smaller decline in the cost on contingencies.
●	Maintenance expenses increased by US$32.0 million year-over-year, explained mainly by an increase in costs derived from aircraft preservation measures and aircraft parking.
●	Other operating expenses increased by US$135.3 million year-over-year, mainly as a result of the costs arising from the cancellation of projects and the acceleration of the LATAM XP project which encompasses the digital transformation of the company.

Non-operating results

●	Interest income amounted to US$6.0 million, a decline from US$6.3 million from the last year mainly explained by a decline on the interest rates.
●	Interest expense decreased 9.2% to US$128.8 million in the second quarter 2020, from US$141.8 million in the same period of 2019, due to a lower interest rate and a year-over-year reduction of US$965 million in financial debt.
●	Under Other income (expense), the Company registered a US$433.6 million net loss, due to US$255 million in severance expenses and to US$222 million arising from the rejection of aircrafts.

Net loss in the second quarter amounted to US$890.0 million, compared with US$62.8 million loss in the same period of 2019, mainly explained by the decline in the operating income derived from the COVID-19 pandemic.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM´s financial debt amounted to US$6.8 billion, a US$803.6 million decrease compared to previous quarter, while leverage reached 5.8x from 4.0x in March 2020.

At the end of the second quarter 2020, LATAM reported US$1,422 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Between March and April 2020, the company drew the totality of the US$600 million in the revolving credit facility.

The company did not enter into any hedges during the second quarter 2020.

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to transform its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York, wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have all been approved by the court subject to certain limitations. The next omnibus hearings are scheduled for August 19, 2020 and September 23, 2020.

On July 9, 2020, LATAM Airlines Brazil, adhered to the same voluntary reorganization Chapter 11 process of LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

The Debtors have or will periodically file with the Bankruptcy Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors.

Although these materials provide the information required under the Bankruptcy Code and the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with LATAM’s regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended June 30, 2020 with the Comisión para el Mercado Financiero of Chile on August 18, 2020. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2020 (in thousands of US Dollars)

	For the three month period ended June 30
	2020	2019	% Change

REVENUE
Passenger	122,947	2,019,675	-93.9%
Cargo	318,727	269,261	18.4%
Other	130,210	81,021	60.7%
TOTAL OPERATING REVENUE	571,884	2,369,957	-75.9%

EXPENSES
Wages and Benefits	-174,051	-432,241	-59.7%
Aircraft Fuel	-77,134	-721,356	-89.3%
Commissions to Agents	-5,877	-52,707	-88.8%
Depreciation and Amortization	-306,832	-351,729	-12.8%
Other Rental and Landing Fees	-113,577	-303,404	-62.6%
Passenger Services	-18,006	-64,329	-72.0%
Aircraft Maintenance	-139,924	-107,955	29.6%
Other Operating Expenses	-431,293	-296,043	45.7%
TOTAL OPERATING EXPENSES	-1,266,694	-2,329,764	-45.6%

OPERATING INCOME	-694,810	40,193	n.m.
Operating Margin	-121.5%	1.7%	-123.2	pp

Interest Income	5,953	6,309	-5.6%
Interest Expense	-128,795	-141,799	-9.2%
Other Income (Expense)	-433,638	28,101	-1643.1%

INCOME BEFORE TAXES AND MINORITY INTEREST	-1,251,290	-67,196	1762.1%
Income Taxes	357,443	3,767	9388.8%

INCOME BEFORE MINORITY INTEREST	-893,847	-63,429	1309.2%

Attributable to:
Shareholders	-890,044	-62,817	1316.9%
Minority Interest	-3,803	-612	521.4%

NET INCOME	-890,044	-62,817	1316.9%
Net Margin	-155.6%	-2.7%	-153.0	pp

Effective Tax Rate	-28.6%	-5.6%	-23.0	pp

EBITDA	-387,978	391,922	-199.0%
EBITDA Margin	-67.8%	16.5%	-84.4	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2020	2019	% Change

REVENUE
Passenger	2,136,649	4,187,657	-49.0%
Cargo	571,116	532,757	7.2%
Other	216,444	174,811	23.8%
TOTAL OPERATING REVENUE	2,924,209	4,895,225	-40.3%

EXPENSES
Wages and Benefits	-580,167	-908,252	-36.1%
Aircraft Fuel	-729,496	-1,467,907	-50.3%
Commissions to Agents	-61,995	-106,773	-41.9%
Depreciation and Amortization	-689,953	-703,373	-1.9%
Other Rental and Landing Fees	-398,718	-626,225	-36.3%
Passenger Services	-68,532	-128,575	-46.7%
Aircraft Maintenance	-233,818	-212,011	10.3%
Other Operating Expenses	-760,398	-619,793	22.7%
TOTAL OPERATING EXPENSES	-3,523,077	-4,772,909	-26.2%

OPERATING INCOME	-598,868	122,316	n.m.
Operating Margin	-20.5%	2.5%	-23.0	pp

Interest Income	13,041	12,200	6.9%
Interest Expense	-256,149	-280,245	-8.6%
Other Income (Expense)	-2,330,139	34,977	-6761.9%

INCOME BEFORE TAXES AND MINORITY INTEREST	-3,172,115	-110,752	2764.2%
Income Taxes	154,767	-9,274	-1768.8%

INCOME BEFORE MINORITY INTEREST	-3,017,348	-120,026	2413.9%

Attributable to:
Shareholders	-3,010,287	-122,891	2349.6%
Minority Interest	-7,061	2,865	-346.5%

NET INCOME	-3,010,287	-122,891	2349.6%
Net Margin	-102.9%	-2.5%	-100.4	pp

Effective Tax Rate	-4.9%	8.4%	-13.3	pp

EBITDA	91,085	825,689	-89.0%
EBITDA Margin	3.1%	16.9%	-13.8	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the six month period ended
	June 30				June 30
	2020	2019	% Change		2020	2019	% Change
System
Costs per ASK (US Cent)	57.8	6.7	764.8%		9.3	6.6	42.6%
Costs per ASK ex fuel (US Cents)	54.3	4.6	1076.4%		7.4	4.5	63.3%
Fuel Gallons Consumed (millions)	66.3	300.2	-77.9%		352.8	622.5	-43.3%
Fuel Gallons Consumed per 1,000 ASKs	30.3	8.6	251.4%		9.4	8.5	9.5%
Fuel Price (with hedge) (US$ per gallon)	1.20	2.40	-50.0%		2.30	2.49	-7.5%
Fuel Price (without hedge) (US$ per gallon)	1.20	2.39	-49.7%		2.28	2.51	-9.1%
Average Trip Length (km)	1,766.7	1,720.0	2.7%		1,634.1	1,740.5	-6.1%
Total Number of Employees (average)	39,593	40,706	-2.7%		41,082	40,816	0.7%
Total Number of Employees (end of the period)	37,053	41,018	-9.7%		37,053	41,018	-9.7%

Passenger
ASKs (millions)	2,190	34,836	-93.7%		37,685	72,824	-48.3%
RPKs (millions)	1,131	29,025	-96.1%		29,894	61,003	-51.0%
Passengers Transported (thousands)	640	16,875	-96.2%		18,294	35,049	-47.8%
Load Factor (based on ASKs) %	51.6%	83.3%	-31.7	pp	79.3%	83.8%	-4.4	pp
Yield based on RPKs (US Cents)	10.9	7.0	56.3%		7.1	6.9	4.1%
Revenues per ASK (US cents)	5.6	5.8	-3.2%		5.7	5.8	-1.4%

Cargo
ATKs (millions)	919	1,521	-39.6%		2,506	3,125	-19.8%
RTKs (millions)	716	849	-15.7%		1,549	1,748	-11.4%
Tons Transported (thousands)	168	220	-23.7%		394	435	-9.4%
Load Factor (based on ATKs) %	78.0%	55.8%	22.1	pp	61.8%	55.9%	5.9	pp
Yield based on RTKs (US Cents)	44.5	31.7	40.4%		36.9	30.5	21.0%
Revenues per ATK (US Cents)	34.7	17.7	96.0%		22.8	17.0	33.7%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2020	2019

Assets:

Cash, and cash equivalents	1,334,142	1,072,579
Other financial assets	126,067	499,504
Other non-financial assets	206,001	313,449
Trade and other accounts receivable	463,609	1,244,348
Accounts receivable from related entities	21,691	19,645
Inventories	356,933	354,232
Tax assets	61,667	29,321
Non-current assets and disposal groups held for sale	1,648	485,150
Total current assets	2,571,758	4,018,228

Other financial assets	41,027	46,907
Other non-financial assets	118,154	204,928
Accounts receivable	4,514	4,725
Intangible assets other than goodwill	1,008,108	1,448,241
Goodwill	-	2,209,576
Property, plant and equipment	11,826,849	12,919,618
Deferred tax assets	191,322	235,583
Total non-current assets	13,189,974	17,069,578
Total assets	15,761,732	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	2,321,770	1,885,660
Trade and other accounts payables	2,286,185	2,222,874
Accounts payable to related entities	1,258	56
Other provisions	10,708	5,206
Tax liabilities	2,376	11,925
Other non-financial liabilities	2,018,169	2,835,221
Total current liabilities	6,640,466	6,960,942

Other financial liabilities	7,610,059	8,530,418
Accounts payable	619,030	619,110
Other provisions	460,091	286,403
Deferred tax liabilities	392,872	616,803
Employee benefits	86,515	93,570
Other non-financial liabilities	856,417	851,383
Total non-current liabilities	10,024,984	10,997,687
Total liabilities	16,665,450	17,958,629

Share capital	3,146,265	3,146,265
Retained earnings	(2,658,015)	352,272
Treasury Shares	(178)	(178)
Other reserves	(1,387,267)	(367,577)
Equity attributable to the parent company’s equity holders	(899,195)	3,130,782
Minority interest	(4,523)	(1,605)
Total net equity	-903,718	3,129,177
Total liabilities and equity	15,761,732	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2020	As of June 30, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	3,174,663	5,666,473
Other cash receipts from operating activities	37,038	52,441

Payments for operating activities
Payments to suppliers for goods and services	(2,375,684)	(3,686,587)
Payments to and on behalf of employees	(600,760)	(974,992)
Other payments for operating activities	(45,569)	(152,217)
Income Taxes refunded (paid)	(55,164)	(29,750)
Other cash inflows (outflows)	38,876	(26,071)

Net cash flows from operating activities	173,400	849,297

Cash flow used in investing activities
Other payments to acquire equity or debt instruments of other entities	1,195,266	2,057,987
Amounts raised from sale of property, plant and equipment	(961,050)	(2,043,453)
Purchases of property, plant and equipment	64,941	28,702
Purchases of intangible assets	(209,515)	(406,557)
Cash advances and loans granted to third parties	(39,064)	(41,084)
Collections from related entities	-	(37,000)
Interest Received	6,132	10,316
Other cash inflows (outflows)	(1,986)	(1,251)

Net cash flows used in investing activities	54,724	(432,340)

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(3,225)	(289,588)
Amounts raised from long-term loans	689,809	1,038,473
Amounts raised from short-term loans	560,296	50,000
Loans repayment	(773,100)	(617,926)
Payments of lease liabilities	(106,461)	(190,567)
Dividends paid	(571)	(55,116)
Interest paid	(164,377)	(255,892)
Other cash inflows (outflows)	(107,787)	(57,827)

Net cash flows from (used in) financing activities	94,584	(378,443)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	322,708	38,514
Effects of variations in the exchange rate on cash and equivalents	(61,145)	(58,808)
Net increase (decrease) in cash and cash equivalents	261,563	(20,294)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,072,579	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,334,142	1,061,348

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2020	2019

Total Assets	15,761,732	21,087,806
Total Liabilities	16,665,450	17,958,629
Total Equity*	-903,718	3,129,177
Total Liabilities and Shareholders equity	15,761,732	21,087,806

Debt
Current and long term portion of loans from financial institutions	5,174,989	5,462,684
Current and long term portion of obligations under capital leases	1,628,413	1,730,843
Total Financial Debt	6,803,402	7,193,527
Lease liabilities	3,054,225	3,172,157
Total Gross Debt	9,857,627	10,365,684
Cash and cash equivalents	-1,422,057	-1,459,248
Total Net Debt	8,435,570	8,906,436

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2020	2019

Cash and Equivalents as % of LTM revenues	16.8%	14.0%

Gross Debt (US$ thousands)	9,857,627	10,365,684
Gross Debt / EBITDA (LTM)	6.7	4.7

Net Debt (US$ thousands)	8,435,570	8,906,436
Net Debt / EBITDA (LTM)	5.7	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2020
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	42	90	132
Airbus A320- Neo	6	7	13
Airbus A321-200	19	19	38
Airbus A350-900	7	3	10
Boeing 767-300	1	28	29
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	2	12
TOTAL	104	196	300

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	105	206	311

Subleases
Airbus A320-200	-	5	5
Airbus A350-900	-	1	1
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	-	7	7

TOTAL FLEET	105	213	318